Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Update on Karaburun Project

Toronto, Canada – May 20, 2016 - Gentor Resources Inc. (“Gentor”) (TSX-V – “GNT”) reports that its proposed joint venture with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to further explore and develop Gentor’s Karaburun project located in northern central Turkey will not be proceeding, following notification from Lidya that Lidya has decided to not pursue the proposed joint venture.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.